UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

NEXUS TELOCATION SYSTEMS LTD.

(Name of Issuer)

Ordinary Shares, NIS 0.03 par value per share	M74919149
(Title of Class of Securities)	(CUSIP Number)

Orly Tsioni, Adv.
Yigal Arnon & Co.
1, Azrieli Center
Tel-Aviv 67021, Israel
+972-3-608-7851
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 14 Pages)

CUSIP No. M74919107	13D	Page 2 of 14

1	NAMES OF REPORTING PERSONS: DBSI Investments Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 114,978,356 (1) (2)
	8	SHARED VOTING POWER: 152,740,260 (1) (2) (3)
	9	SOLE DISPOSITIVE POWER: 114,978,356 (1) (2)
	10	SHARED DISPOSITIVE POWER: 121,452,355 (1) (2) (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 159,214,259 (1) (2) (3) (4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 46.68%
14	TYPE OF REPORTING PERSON: CO

(1)     As described in this Schedule 13D, pursuant to a Joinder Agreement to a share purchase agreement, dated February 28, 2005 (the “Purchase Agreement”) by and between Nexus and DBSI Investments Ltd. (“DBSI”), DBSI acquired 11,904,762 Ordinary Shares of Nexus at a price of $0.084 per share. Pursuant to the Purchase Agreement, DBSI was also granted warrants to purchase an aggregate of 2,619,048 Ordinary Shares which are exercisable at an exercise price of $0.084 per Ordinary Share, exercisable within sixty (60) days.

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DBSI’s holdings also include 59,090,909 Ordinary Shares at a price of $0.044 pursuant to private transactions which were completed in March and August 2003, and warrants to purchase 41,363,637 Ordinary Shares at an exercise price of $.044 per share, exercisable within sixty (60) days.

(2)     Includes warrants granted pursuant to the March and August 2003 transactions to purchase 41,363,637 Ordinary Shares which are exercisable at an exercise price of $0.044 per Ordinary Share, exercisable within sixty (60) days.

(3)     DBSI entered into Shareholders Agreement with Egged Holdings Ltd. (“Egged”), dated November 2004 and amended January 2005, in respect of Egged’s holdings in Nexus, as shall be from time to time. The principal terms of such agreement, include inter alia, the following provisions:

(a)	The Board of Directors of Nexus shall consist of seven directors of which: (i) four members will be nominated by DBSI; (ii) one member will be nominated by Egged; and (iii) two members shall be external directors as required by the Israeli Companies Law, 1999.

(b)	Egged shall have the right to appoint the higher of (i) one director; and (ii) such round number of directors which constitute 20% of Nexus’ representation in the Board of Directors of any direct or indirect subsidiary of the Company, other than Shagrir Vehicle Systems Ltd.

(c)	DBSI and Egged agreed to vote their shares in Nexus against any of the following resolutions, unless the parties agree otherwise in a prior written agreement: (i) distribution of dividend of either more or less than 75% of the profits attributable for distribution under law; (ii) increase of the share capital of Nexus or Shagrir Vehicle Systems Ltd.; (iii) entry into or amendment of any shareholders agreement to which Nexus is a party; (iv) for a period of twenty four months issuance of new shares or other securities convertible into shares by Nexus under a pre-money valuation of Nexus that is lower than Nexus’ valuation under the Share Purchase Agreement between Nexus and Egged, dated November 2005, not including new options to employees of Nexus and its subsidiaries; (v) approval of certain material transactions such as merger, acquisition and liquidation; and (vi) amendment of the Articles of Association of Nexus or any of its subsidiaries in such a way which shall have an adverse effect on the rights of either of the parties.

(d)	Except for transfer of shares within the usual trade of the stock exchange, Egged shall grant DBSI a right of first refusal to purchase its shares in the Company in the event Egged shall wish to sell its shares.

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(e)	Except for a transfer of shares within the usual trade of the stock exchange, in the event DBSI shall wish to sell its shares to a third party DBSI shall grant Egged a tag along right in respect of such sale.

The term of this agreement is for as long as DBSI holds at least 20% of the outstanding share capital of Nexus and for as long as Egged holds at least 9% of the outstanding share capital of Nexus.

Egged currently holds 30,952,381 Ordinary Shares of Nexus and options to purchase 6,809,523 Ordinary Shares of Nexus, which are immediately exercisable.

(4)     Includes an aggregate of 6,473,999 Ordinary Shares, held by BPW Israel Ventures LLC (“BPW”) and Emerging Markets Ventures I LP (“EMV”), which are the subject of a shareholders agreement between DBSI, BPW and EMV, dated March, 2003. Pursuant to this agreement in the event that DBSI resolves to divest itself of any of its Ordinary Shares, DBSI can compel each of BPW and EMV to divest themselves of Ordinary Shares in the same percentage relative to each of their own respective holdings of Ordinary Shares as DBSI divested relative to its holdings of Ordinary Shares. DBSI is entitled to the right to compel such dispositions for as long as it holds at least 25% of the outstanding share capital of Nexus and for as long as each of BPW and EMV hold at least 1% of the outstanding share capital of Nexus.

The proxy granted by AMS Electronics Ltd. (“AMS”) in favor of DBSI, pursuant to which AMS granted DBSI all voting rights in connection with all of the Ordinary Shares of Nexus that AMS may hold from time to time was revoked in June 2004.

Based on a number of 341,080,519 Ordinary Shares outstanding as of the date hereof, (including all warrants exercisable within sixty (60) days) (according to publicly available information provided by Nexus to date), DBSI is the beneficial owner of 46.68% of the outstanding Ordinary Shares of the Company (including all warrants exercisable within sixty (60) days).

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CUSIP No. M74919107	13D	Page 4 of 14

1	NAMES OF REPORTING PERSONS: Barak Dotan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 152,740,260
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 121,452,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 159,214,259
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 46.68%
14	TYPE OF REPORTING PERSON: IN

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CUSIP No. M74919107	13D	Page 5 of 14

1	NAMES OF REPORTING PERSONS: Yossi Ben Shalom I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 152,740,260
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 121,452,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 159,214,259
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 46.68%
14	TYPE OF REPORTING PERSON: IN

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This Amendment No. 2 to Schedule 13D is being filed with the Securities Exchange Commission for the purpose of correcting errors appearing in the Amendment No. 1 to Schedule 13D, filed with the Securities Exchange Commission on July 21, 2005 (File No. 005-57523).

Item 1.      Security And Issuer.

The name of the issuer to which this Schedule relates is Nexus Telocation Ltd. (“Nexus”). Its principal executive offices are located at 1 Korazin Street Givatayim 53583 Israel. This Schedule 13D relates to Nexus’ Ordinary Shares, NIS 0.03 par value per share (the “Ordinary Shares”). The percentage of Ordinary Shares reported in this Schedule 13D as being beneficially owned by DBSI and any other information disclosed herein (other than descriptions of agreements and transactions to which DBSI is a party) is based on publicly available information provided by Nexus or other third parties.

Item 2.      Identity and Background

The Reporting Persons are, DBSI Investments Ltd. (“DBSI”), Barak Dotan and Yossi Ben Shalom. DBSI is controlled by Barak Dotan through his control of B.R.Y.N. Investments Ltd. and by Yossi Ben Shalom through his control of Pulpit Rock Investments Ltd. and White Condor Investments Ltd.

(1)     (a), (b) DBSI Investments Ltd., is a company established in accordance with the laws of Israel, and is located at 85 Medinat Hayehudim Street, Herzlia, 49514, Israel.

          (c)        Occupation and Employment: Not applicable.

          (f)        Citizenship: Not applicable.

The executive officers and directors of DBSI are citizens of the State of Israel, their principal occupations and addresses are set forth below:

Name	Occupation	Address
Yossi Ben Shalom	Businessman; Director of companies	85 Medinat Hayehudim Street, Herzlia, 49514, Israel
Barak Dotan	Businessman; Director of companies	85 Medinat Hayehudim Street, Herzlia, 49514, Israel

The following persons may by reason of their interests in and relationships among them with respect to DBSI, be deemed to control DBSI:

(2)     (a), (b), (c), (f) Mr. Barak Dotan – (see executive officers and directors of DBSI – Item 2) holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd. (“BRYN”) a company established according to the laws of Israel. Mr.Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (“Dotan”). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which Dotan would be entitled by virtue of its shareholdings in BRYN, with the exception of the disposition of such shares. According to its terms, Dotan is required to give notice of not less than ninety days to (i) revoke the power of attorney thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN.

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(3)     (a), (b), (c), (f) Mr. Yossi Ben Shalom – (see executive officers and directors of DBSI – Item 2) holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd.

          (d)        Criminal Proceedings: During the previous five (5) years, none of the Reporting Persons, or to the knowledge of the Reporting Persons, any director or executive officer of DBSI, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)        Civil Proceedings: During the previous five (5) years, neither the Reporting Persons, or to the knowledge of the Reporting Persons, any director or executive officer of DBSI, have been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Persons or any of the individuals identified in this Item 2 was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

Rule:

        On February 28, 2005, DBSI entered into a Joinder Agreement to a Share Purchase Agreement with the Company, pursuant to which DBSI purchased an aggregate of 11,904,762 Ordinary Shares at a purchase price of $0.084 per share and was granted warrants to purchase an aggregate of 2,619,048 Ordinary Shares exercisable at a price of $0.084 per Ordinary Share, exercisable within sixty (60) days.

        DBSI also purchased an additional 59,090,909 Ordinary Shares at a price of $0.044 pursuant to a private transaction which was completed in March and August 2003, and was granted in such transactions, warrants to purchase 41,363,637 Ordinary Shares at an exercise price of $.044 per share, exercisable within sixty (60) days.

The source of funds for each of the above purchases was a loan from the shareholders of DBSI. The loans were granted under a framework loan agreement between DBSI and its shareholders entered into in June 2001. Pursuant to the agreement, any loan granted by the shareholders to DBSI shall be repaid within ten years of its grant, and will accrue the higher of: (a) linkage to the US dollar plus an interest rate of LIBOR plus 0.5%; or (b) linkage to the Israeli consumer price index.

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Item 4.      Purpose of Transaction.

         DBSI has acquired securities of Nexus for investment purposes. DBSI intends to review its investment in Nexus and may, based on such review as well as other factors (including, among other things, its evaluation of Nexus’ business, prospects and financial condition, amounts and prices of available securities of Nexus, the market for Nexus securities, other opportunities available to DBSI and general market and economic conditions), acquire additional securities of Nexus, on the open market or in privately negotiated transactions. In addition, based on its review and/or discussions with management, DBSI may explore from time to time a possible restructuring of Nexus. DBSI reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of Nexus purchased by it.

        Except as set forth in this Item 4, DBSI has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although DBSI does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.      Interest in Securities of the Issuer.

(a)-(b)     Pursuant to the Purchase Agreement DBSI purchased 11,904,762 Ordinary Shares and was granted warrants to purchase an aggregate of 2,619,048 Ordinary Shares which are exercisable at a price of $0.084 per Ordinary Share, exercisable within sixty (60) days.

DBSI also purchased an additional 59,090,909 Ordinary Shares at a price of $0.044 pursuant to a private transaction which was completed in March and August 2003, and was granted in such transactions, warrants to purchase 41,363,637 Ordinary Shares at an exercise price of $.044 per share, exercisable within sixty (60) days.

DBSI entered into Shareholders Agreement with Egged Holdings Ltd. (“Egged”), dated November 2004 and amended January 2005, in respect of Egged’s holdings in Nexus, as shall be from time to time. The principal terms of such agreement, include inter alia, the following provisions:

—	The Board of Directors of Nexus shall consist of seven directors of which: (i) four members will be nominated by DBSI; (ii) one member will be nominated by Egged; and (iii) two members shall be external directors as required by the Israeli Companies Law, 1999.

—	Egged shall have the right to appoint the higher of (i) one director; and (ii) such round number of directors which constitute 20% of Nexus’ representation in the Board of Directors of any direct or indirect subsidiary of the Company, other than Shagrir Vehicle Systems Ltd.

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—	DBSI and Egged agreed to vote their shares in Nexus against any of the following resolutions, unless the parties agree otherwise in a prior written agreement: (i) distribution of dividend of either more or less than 75% of the profits attributable for distribution under law; (ii) increase of the share capital of Nexus or Shagrir Vehicle Systems Ltd.; (iii) entry into or amendment of any shareholders agreement to which Nexus is a party; (iv) for a period of twenty four months issuance of new shares or other securities convertible into shares by Nexus under a pre-money valuation of Nexus that is lower than Nexus’ valuation under the Share Purchase Agreement between Nexus and Egged, dated November 2005, not including new options to employees of Nexus and its subsidiaries; (v) approval of certain material transactions such as merger, acquisition and liquidation; and (vi) amendment of the Articles of Association of Nexus or any of its subsidiaries in such a way which shall have an adverse effect on the rights of either of the parties.

—	Except for transfer of shares within the usual trade of the stock exchange, Egged shall grant DBSI a right of first refusal to purchase its shares in the Company in the event Egged shall wish to sell its shares.

—	Except for a transfer of shares within the usual trade of the stock exchange, in the event DBSI shall wish to sell its shares to a third party DBSI shall grant Egged a tag along right in respect of such sale.

The term of this agreement is for as long as DBSI holds at least 20% of the outstanding share capital of Nexus and for as long as Egged holds at least 9% of the outstanding share capital of Nexus.

Egged currently holds 30,952,381 Ordinary Shares of Nexus and options to purchase 6,809,523 Ordinary Shares of Nexus, which are immediately exercisable.

Pursuant to a shareholders agreement between BPW Israel Ventures LLC (“BPW”), Emerging Markets Ventures I LP (EMV”) and DBSI, dated April 2003, in the event that DBSI resolves to divest itself of any of its Ordinary Shares, DBSI can compel each of BPW and EMV to divest themselves of Ordinary Shares in the same percentage relative to each of their own respective holdings of Ordinary Shares as DBSI divested relative to its holdings of Ordinary Shares. DBSI is entitled to the right to compel such dispositions for as long as it holds at least 25% of the outstanding share capital of Nexus and for as long as each of BPW and EMV hold at least 1% of the outstanding share capital of Nexus.

Consequently, DBSI is the beneficial owner of 159,214,259 Ordinary Shares, which, based on publicly available information provided by Nexus to date, represents 46.68% of the outstanding Ordinary Shares of the Company (including all warrants exercisable within sixty (60) days).

(c)     DBSI did not effect any transaction in the past 60 days.

(d)     In accordance with a shareholders agreement entered into between DBSI and Egged in November 2004, the parties agreed to vote their holdings, subject of the shareholders agreement, respectively, against a resolution relating to the distribution of dividend of either more or less than 75% of the profits appropriate for distribution, in accordance with Israeli law, unless they shall agree otherwise in a prior written agreement.

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(e)     Not applicable

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

DBSI has entered into the following Shareholders Agreements:

    (i)        a Shareholders Agreement with Egged Holdings Ltd. (“Egged”), dated November 2004 and amended January 2005, in respect of 34,857,143 Ordinary Shares held by Egged in Nexus. The principal terms of such agreement, include inter alia, the following provisions:

(a)	The Board of Directors of Nexus shall consist of seven directors of which: (i) four members will be nominated by DBSI; (ii) one member will be nominated by Egged; and (iii) two members shall be external directors as required by the Israeli Companies Law, 1999.

(b)	Egged shall have the right to appoint the higher of (i) one director; and (ii) such round number of directors which constitute 20% of Nexus’ representation in the Board of Directors of any direct or indirect subsidiary of the Company, other than Shagrir Vehicle Systems Ltd.

(c)	DBSI and Egged agreed to vote their shares in Nexus against any of the following resolutions, unless the parties agree otherwise in a prior written agreement: (i) distribution of dividend of either more or less than 75% of the profits attributable for distribution under law; (ii) increase of the share capital of Nexus or Shagrir Vehicle Systems Ltd.; (iii) entry into or amendment of any shareholders agreement to which Nexus is a party; (iv) for a period of twenty four months issuance of new shares or other securities convertible into shares by Nexus under a pre-money valuation of Nexus that is lower than Nexus’ valuation under the Share Purchase Agreement between Nexus and Egged, dated November 2005, not including new options to employees of Nexus and its subsidiaries; (v) approval of certain material transactions such as merger, acquisition and liquidation; and (vi) amendment of the Articles of Association of Nexus or any of its subsidiaries in such a way which shall have an adverse effect on the rights of either of the parties.

(d)	Except for transfer of shares within the usual trade of the stock exchange, Egged shall grant DBSI a right of first refusal to purchase its shares in the Company in the event Egged shall wish to sell its shares.

(e)	Except for a transfer of shares within the usual trade of the stock exchange, in the event DBSI shall wish to sell its shares to a third party DBSI shall grant Egged a tag along right in respect of such sale.

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        The term of this agreement is for as long as DBSI holds at least 20% of the outstanding share capital of Nexus and for as long as Egged holds at least 9% of the outstanding share capital of Nexus.

    (ii)        an agreement between DBSI and Emerging Markets Ventures I, L.P. and BPA Israel Ventures LLC, dated March 2003. Pursuant to this agreement DBSI is entitled to purchase such Ordinary Shares from BPW and EMV pursuant to the terms of a first refusal right granted to DBSI on any proposed transfers of the Ordinary Shares of Nexus held by each of EMV and BPW, for as long as DBSI holds at least 25% of the outstanding share capital of Nexus and for as long as each of BPW and EMV hold at least 1% of the outstanding share capital of Nexus.

In the event that DBSI resolves to divest itself of any of its Ordinary Shares, DBSI can compel each of BPW and EMV to divest themselves of Ordinary Shares in the same percentage relative to each of their own respective holdings of Ordinary Shares as DBSI divested relative to its holdings of Ordinary Shares. DBSI is entitled to the right to compel such dispositions for as long as it holds at least 25% of the outstanding share capital of Nexus and for as long as each of BPW and EMV hold at least 1% of the outstanding share capital of Nexus.

    (iii)        an agreement between DBSI and Pelephone Communications Ltd., Clal Information Technologies Ltd., Polar Communication Ltd., M. Wertheim (Holdings) Ltd., Ardinest-Ben Natan Trustees Ltd., Dror Goldman Ltd., Gadi Aviram Ltd. and I. Brandes Ltd. dated June 27, 2004, in which DBSI grants such shareholders co-sale rights. The co-sale rights shall apply only for sales of the Company’s shares by DBSI which shall bring DBSI’s holdings in the Company to less than 50% of its holdings, on a fully diluted basis, on April 25, 2004. This agreement is to expire on April 25, 2006.

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Item 7.      Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

1	Joinder Agreement, dated February 28, 2005, by and among Nexus Telocation Systems Ltd. and DBSI Investments Ltd. - incorporated by reference as filed on Schedule 13D/A by DBSI Holdings Ltd. on July 21, 2005 (File No. 005-57523)

2	Voting Agreement with Egged, dated November 16, 2004 - incorporated by reference as filed on Schedule 13D/A by DBSI Holdings Ltd. on July 21, 2005 (File No. 005-57523).

3	Amendment to Voting Agreement with Egged, dated January 30, 2005 - - incorporated by reference as filed on Schedule 13D/A by DBSI Holdings Ltd. on July 21, 2005 (File No. 005-57523).

4	Joint Filing Agreement dated July 11, 2005, between Barak Dotan and DBSI Investments Ltd., authorizing DBSI Investments Ltd. to file this Schedule 13D and any amendments hereto on behalf of Mr. Dotan - incorporated by reference as filed on Schedule 13D/A by DBSI Holdings Ltd. on July 21, 2005 (File No. 005-57523).

5	Joint Filing Agreement dated July 11, 2005, between Yossi Ben Shalom and DBSI Investments Ltd., authorizing DBSI Investments Ltd. to file this Schedule 13D and any amendments hereto on behalf of Mr. Ben Shalom - - incorporated by reference as filed on Schedule 13D/A by DBSI Holdings Ltd. on July 21, 2005 (File No. 005-57523).

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        SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2005

DBSI INVESTMENTS LTD. BARAK DOTAN YOSSI BEN SHALOM By: DBSI INVESTMENTS LTD. —————————————— By: Name: Title:

Authorized signatories of DBSI Investments Ltd., for itself and on behalf of Barak Dotan and Yossi Ben Shalom, pursuant to the Consents incorporated by reference as exhibits 4-5 to this Schedule 13D

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